Drinker Biddle & Reath LLP

191 North Wacker Drive

Suite 3700

Chicago, IL 60606-1698

312-569-1000

Fax: 312-569-3000

www.drinkerbiddle.com

December 21, 2010

Via Edgar Transmission

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Linda Stirling

RE:	Northern Funds (the “Trust”) Preliminary Information Statement File Nos. 33-73404 and 811-08236

Dear Ms. Stirling:

The following summarizes and responds to the comments of the staff (“Staff”) of the Securities and Exchange Commission on the Trust’s Preliminary Information Statement and accompanying Letter to Shareholders filed on December 9, 2010 pursuant to Rule 14c-5(a) of the Securities and Exchange Act of 1934, as amended.

1. Comment: Pursuant to Item 22(c)(1)(i) of Schedule 14A, with respect to the existing investment advisory contract, state the date on which it was last submitted to a vote of security holders of the Multi-Manager International Equity Fund (the “Fund”), including the purpose of such submission.

Response: The following sentence will be added to the second paragraph under “The Investment Advisers and the Advisory Agreement” on page 1: “The Advisory Agreement was approved by the initial sole shareholder of the Fund on June 21, 2006.”

2. Comment: The subadvisory agreement with NFJ Investment Group (“NFJ”) provides for termination of the agreement by the Fund’s Board of Trustees or the Fund with 60 days’ notice, and termination of the agreement by NFJ with 30 days’ notice. Please respond supplementally whether 30 days’ notice is appropriate.

Response: The Registrant does not believe that the 30-day notice causes any material investor protection concerns. The Fund has multiple subadvisers.

December 21, 2010

Therefore, the Fund’s advisers can re-allocate Fund assets among the remaining subadvisers fairly quickly, or the advisers can manage the assets themselves, in the event of an abrupt departure of a subadviser. Also, the advisers work closely with, and continually monitor the subadvisers. The Registrant thinks it likely that, if NFJ were contemplating terminating its subadvisory agreement, the advisers would be informed much earlier than 30 days prior to the termination date.

3. Comment: Pursuant to Item 22(c)(1)(ii) of Schedule 14A, describe the rate of compensation of the subadviser and, pursuant to Item 22(c)(1)(iii), state the aggregate amount of the subadviser’s fees for the last fiscal year.

Response: Pursuant to an SEC exemptive order, the Fund is not required to disclose the fee rate or amount of fees paid by each subadviser to the Fund. Instead, the Fund is permitted to disclose the amount of subadvisory fees paid to all of the sub-advisers in the aggregate in the last fiscal year, as a dollar amount. The aggregate amount of subadvisory fees paid to all of the subadvisers of the Fund is disclosed under “Additional Information—Advisory and Subadvisory Fees” on page 5.

4. Comment: Pursuant to Item 22(c)(10) of Schedule 14A, disclose whether the subadviser has waived, reduced, or otherwise agreed to reduce its compensation under any applicable contract for any fund having a similar investment objective.

Response: No disclosure is necessary because, according to the prospectus and SAI for the funds listed in the chart on page 4, the subadviser has not waived, reduced, or otherwise agreed to reduce its compensation for those funds.

We believe that the foregoing fully responds to your comments and these changes will be reflected in the Trust’s Definitive Information Statement. Please call the undersigned at (312) 569-1167 with any questions concerning the foregoing.

Sincerely,

/s/ Veena K. Jain

Veena K. Jain

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